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Filed by Silicon Graphics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Rule 13e-4 under the Securities Exchange Act of 1934
Subject Company: Silicon Graphics, Inc.
Commission File No. 001-10441

April 21 SGI Telephone Discussion
Re Exchange Offer

        As you know, we have $230 million principal amount of convertible debentures that come due in September 2004. I'm pleased that we have announced today an exchange offer to be launched no later than tomorrow under which we are offering bondholders the choice of an equivalent principal amount of two new bonds due July 2009. One of the bonds will be a 6.50% convertible bond with a conversion price of $3.00 per share. The other is a nonconvertible bond with an 11.75% coupon. Bondholders will be able to elect between these two bonds, but we will not be required to issue more than $120 million principal amount of the convertible bonds. Highfields Capital, which holds about 29% of the bonds, has agreed to tender its entire position for the 11.75% non-convertible bonds in the exchange offer. We have set a minimum condition of 90% participation for the exchange offer.

        Refinancing the existing bonds is an important element in our recovery strategy. The impending maturity of this obligation has been a substantial source of concern for us, and we believe that this issue has had a negative effect on some customers as well. We are optimistic that the successful completion of the exchange offer, which we hope to accomplish this quarter, will remove a major impediment to our recovery.

        We have filed a registration statement and a tender offer statement with related documents with the Securities and Exchange Commission relating to the exchange offer. Noteholders are strongly advised to read these documents because they contain important information. Free copies of the documents may be obtained from SGI or on the SEC's website, www.sec.gov.

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April 21 SGI Telephone Discussion Re Exchange Offer